Exhibit (a)(1)(F)

From:	Jeffrey Hawthorne
President & CEO

Date:	March 19, 2007

Subject:	Announcement of PDI Stock Option Exchange Program
     As we previously announced on February 21, 2007, at the all hands employee meeting, our stockholders approved a voluntary program in which our employees would be offered the opportunity to exchange certain options that are currently “underwater” for restricted stock units (“RSUs”).
     Today we are pleased to announce the formal commencement of the Option Exchange Program. The program begins today, March 19, 2007, and is scheduled to expire at 9:00 p.m., U.S. Pacific Time, on April 16, 2007. The complete terms and conditions of the program are described in a document called the “Offer to Exchange,” which has been filed earlier today with the Securities and Exchange Commission and will be delivered to you in person, by 1st class mail or by Federal Express depending on your location. You may also access this document on-line, as explained below.
     If you have options with an exercise price that is greater than $15.17, these option grants are eligible for the exchange. If you do not have eligible options, there is no need for you to review the Offer to Exchange or other exchange materials referenced below.
     To participate in our option exchange offer, you should review each of the following documents which have been mailed or delivered to you or by accessing the documents on the PDI Stock Option Exchange Offer intranet portal website we established for the program: 1
•	the Offer to Exchange;

•	the applicable form of restricted stock rights agreement for your location; and

•	the 2005 Equity Incentive Plan.
     You may access the PDI Stock Option Exchange Offer intranet portal website by clicking this link http://corp or by entering http://corp in your Internet browser. Please review these materials carefully. We will be having a question and answer period on March 26, 2007 at 5:00 p.m., U.S. Pacific Time.

     Employees who do not have access to a computer will be provided these documents and the forms necessary to participate in the offer in paper form. Any employee may request a paper copy of any option exchange program document by contacting Elaine Gonzales at 408 360-3150 or elaine.gonzales@photondynamics.com or via email at RSUExchange@Photondynamics.com .